Filed pursuant to Rule 433
Dated July 29, 2014

Relating to Preliminary Pricing Supplement No. 1,528
dated July 29, 2014 to
Registration Statement No. 333-178081

Global Medium-Term Notes, Series F

CAD750,000,000 , 3.125% Fixed Rate Senior Notes Due 2021

Issuer:	Morgan Stanley
Principal Amount:	CAD750,000,000
Maturity Date:	August 5, 2021
Trade Date:	July 29, 2014
Original Issue Date (Settlement):	August 5, 2014 (5 New York business days after the Trade Date)
Interest Accrual Date:	August 5, 2014
Issue Price (Price to Public):	99.676%
Agents’ Commission:	0.37%
All-in Price:	99.306%
Net Proceeds to Issuer:	CAD744,795,000
Interest Rate:	3.125% per annum
Interest Payment Period:	Semi-annual in equal installments
Interest Payment Dates:	Each February 5 and August 5, commencing February 5, 2015
Day Count Convention:
Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any Interest Payment Date (also known as the Actual/Actual Canadian Compound Method)

Specified Currency:	Canadian dollar (“CAD”)
Minimum Denomination:	CAD100,000 and integral multiples of CAD1,000
Business Day:	Toronto and New York
CUSIP:	61746BDT0
ISIN:	CA61746BDT04
Listing:	None
Sub-Paying Agent:	BNY Trust Company of Canada
Clearance and Settlement:	CDS Clearing and Depository Services Inc.
Issuer Ratings:	Baa2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Positive / Negative / Stable / Negative / Stable)
Agents:
Morgan Stanley & Co. LLC (“MS & Co.”), RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc. and such other agents as shall be named in the Pricing Supplement for the notes.
MS & Co. is our wholly-owned subsidiary. MS & Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

  Preliminary Pricing Supplement dated July 29, 2014
Prospectus Supplement dated November 21, 2011     Prospectus dated Novermber 21, 2011